

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2024

Christian Behrenbruch
Managing Director and Group CEO
Telix Pharmaceuticals Limited
55 Flemington Road
North Melbourne, Victoria 3051, Australia

Re: Telix Pharmaceuticals Limited
Registration Statement on Form 20-F
Exhibit No. 4.17
Filed October 17, 2024
File No. 001-42128

Dear Christian Behrenbruch:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Craig Hilts